SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No._____)*


                        American Vantage Companies, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                 03037B106
              -----------------------------------------------------
                                 (CUSIP Number)

                                July 10, 2003
               -------------------------------------------------------

                (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X]


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        Page 1 of 3 pages

CUSIP No. 03037B106                  13D                    Page 2 of 3 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Engex, Inc.


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
                              N/A
--------------------------------------------------------------------------------

   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(a)


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES             474,500
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH              0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH              474,500
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       474,500
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       8.3%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


                      IV
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                        Page 3 of 3 pages
Item 1.     (a)   Name of Issuer:

                  American Vantage Companies, Inc.
                  Shares of Common Stock, $.01 par value

                 Address of Issuer's Principal Executive Offices:

                  7674 West Lake Mead Boulevard
                  Suite 108
                  Las Vegas, NV  89128

Item 2.     (a)   Name of Person Filing:

                  Engex, Inc.

            (b)   State of Incorporation

                  Delaware

            (c)   Address

                  Engex, Inc.'s address is 44 Wall Street, New York, NY
                  10005.

            (d)   Principal Business

                  Investment Company

Item 3. Source and Amount of Funds or Other Consideration:

                  N/A

Item 4  Purpose of Transaction

               The reporting person may seek representation on Issuer's Board of Directors.

Item 5 Ownership

        (a) As of June 10, 2003, Engex, Inc. may be deemed to beneficially own 474,500 shares or 8.3% of the Issuer (1).

        (b) Engex, Inc. has the sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares.

        (c)     None


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                None.

Item 7.      Material to be Filed as Exhibits.

               None

                             Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2003
      Engex, Inc.




By: /s/ J. Morton Davis
   -----------------------------------
        J. Morton Davis
        Chairman
_______________________________________________

(1) This does not include 12,300 shares owned directly by the Chairman of Engex, Inc. or shares owned by his wife, as to which he disclaims beneficial interest of.